

Mail Stop 4628

October 2, 2015

Via E-Mail
Candice J. Wells
Vice President, General Counsel and
Corporate Secretary
Linn Energy, LLC
600 Travis, Suite 4900
Houston, Texas 77002

   Re: **Linn Energy, LLC**
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed February 19, 2015
      File No. 0-51719

Dear Ms. Wells:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/H. Roger Schwall

             H. Roger Schwall
             Assistant Director
             Office of Natural Resources